Exhibit 99.1

PUYI INC. ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FIRST HALF OF THE FISCAL YEAR 2021

GUANGZHOU, China, March 29, 2021 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi”, “we” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on affluent and emerging middle class population, today announced its unaudited financial results for the first half of its fiscal year 2021 from July 1, 2020 to December 31, 2020 (“reporting period”).

FINANCIAL HIGHLIGHTS FOR THE FIRST HALF OF THE FISCAL YEAR 2021

●	Net revenues increased by 33.9% to RMB83.5 million (US$12.8 million) from RMB62.4 million for the same period of the fiscal year 2020; and

●	Net loss was RMB13.4 million (US$2.0 million) and net loss attributable to Puyi’s shareholders was RMB13.7 million (US$2.1 million), while Puyi recognized net loss of RMB22.6 million and net loss attributable to Puyi’s shareholders of RMB22.0 million for the same period of the fiscal year 2020.

Mr. Yong Ren, Chief Executive Officer of Puyi, commented,

“In the first half of the fiscal year 2021, despite the impact caused by the COVID-19 pandemic, Puyi has still achieved satisfactory operation results. For the reporting period, our revenue was RMB83.5 million, an increase of 33.9% compared with the same period of the fiscal year 2020.

Packaged fund products are Puyi’s representative products, which are also one of the core competitive strength of the Company. We have cooperated with a leading public fund management company, by leveraging its strong investment and research capabilities in the field of public funds, we issued Puyi customized packaged fund products, and received positive feedback from the market. In the future, we will cooperate with more leading fund management companies in terms of products and investment and research capabilities, in order to provide our clients with products with better quality.

In this reporting period, the Company’s client base continued to grow rapidly. The number of clients that had investments of publicly raised fund products as of December 31, 2020 was 315,000, increased by 86.4% from 169,000 as of December 31, 2019. The total transaction value of publicly raised fund products was RMB7.0 billion, representing a 213.5% increase from RMB2.2 billion for the same period of the last fiscal year. As of December 31, 2020, the ending balance of publicly raised fund products was RMB5.9 billion, representing a 216.0% increase from RMB1.9 billion as of December 31, 2019. The average client acquisition cost was approximately RMB190 per client, which remained relatively stable compared with the same period of the last fiscal year.

We take digital operation as our core driving force. Supported by client insight and artificial intelligent algorithm, we are able to engage targeted and smart interactions with our clients, thereby enhancing clients satisfaction with us and increasing client conversion rates and repeat investment.

In order to provide more professional and client-oriented services, we officially started the establishment of branches in central cities, and directly recruited professional financial advisors in the more developed regions in China in this reporting period. These newly recruited financial advisors can provide financial wealth management services to our clients with the support from our middle-and-back offices.

We never forget why we started and we are always open to hear from our clients. Puyi will continue its vales of “client-oriented, honesty, frank, sharing, equality, openness, practical and keep moving-forward”, we will continue to create value for our clients, financial advisors and shareholders.”

FINANCIAL RESULTS FOR THE FIRST HALF OF THE FISCAL YEAR 2021

Net revenues

Net revenues for the first half of the fiscal year 2021 were RMB83.5 million (US$12.8 million), representing a 33.9% increase from RMB62.4 million for the same period of the fiscal year 2020.

●	Net revenues generated from our wealth management services for the first half of the fiscal year 2021 were RMB73.2 million (US$11.2 million), representing a 26.8% increase from RMB57.7 million for the same period of the fiscal year 2020. In particular,

o	Net revenues generated from distribution of privately raised fund products for the first half of the fiscal year 2021 were RMB20.2 million (US$3.1 million), representing a 36.8% decrease from RMB32.0 million for the same period of the fiscal year 2020. The decrease was primarily due to (i) the decrease in transaction value of privately raised fund products as we only distributed privately raised fund products that invest in publicly traded securities, and ceased to distribute privately raised fund products that invest in private companies which we distributed in the same period of the fiscal year 2020; and (ii) we recognized performance-based fees of RMB4.6 million in the first half of the fiscal year 2020, while we had no such income in the first half of the fiscal year 2021;

o	Net revenues generated from distribution of publicly raised fund products for the first half of the fiscal year 2021 were RMB52.7 million (US$8.1 million), representing a 304.5% increase from RMB13.0 million for the same period of the fiscal year 2020. The increase was primarily due to an increase in commissions generated from the distribution of publicly raised fund products (including packaged fund products); and

o	Net revenues generated from distribution of other financial products for the first half of the fiscal year 2021 were RMB299,000(US$46,000), representing a 97.6% decrease from RMB12.7 million for the same period of the fiscal year 2020. The decrease was primarily because we have focused on distribution of fund products and ceased to offer new exchange administered products since October 2019, and we only received management fees in this reporting period from the existing products.

●	Net revenues generated from our asset management services for the first half of the fiscal year 2021 were RMB10.3 million (US$1.6 million), representing a 123.5% increase from RMB4.6 million for the same period of the fiscal year 2020. The increase was primarily due to (i) the increase in performance-based fees to RMB6.9 million (US$1.1 million) generated by our actively managed FOFs, representing a 177.0% increase from RMB2.5 million for the same period of the fiscal year 2020; and (ii) an increase in management fees as a result of the increase in the asset scale under our management.

●	Net revenues generated from our corporate finance services for the first half of the fiscal year 2021 were nil, compared to RMB6,000 for the same period of the fiscal year 2020. The decrease was because we have ceased to provide corporate finance services and further consolidated our resources to mainly focus on the development of wealth management services.

Operating costs and expenses

Operating costs and expenses for the first half of the fiscal year 2021 were RMB112.9 million (US$17.3 million), representing a 15.3% increase from RMB98.0 million for the same period of the fiscal year 2020. In particular,

●	Cost of sales for the first half of the fiscal year 2021 were RMB22.1 million (US$3.4 million), representing a 16.9% increase from RMB18.9 million for the same period of the fiscal year 2020. The increase was primarily due to an increase in commission expenses as a result of the significant increase in the distribution of publicly raised fund products;

●	Selling expenses for the first half of the fiscal year 2021 were RMB52.3 million (US$8.0 million), representing a 6.4% increase from RMB49.2 million for the same period of the fiscal year 2020. This increase was due to our increased marketing and sales promotion activities on publicly raised fund products (including packaged fund products); and

●	General and administrative expenses for the first half of the fiscal year 2021 were RMB38.5 million (US$5.9 million), representing a 28.9% increase from RMB29.9 million for the same period of the fiscal year 2020. The increase was primarily due to (i) increases in the salary level and scale of staffs; (ii) increases in the expenses of upgrading our IT infrastructure; and (iii) increases in staff training.

Investment Income

Our investment Income for the first half of the fiscal year 2021 was RMB1.9 million (US$0.3 million), representing a 450.4% increase from RMB345,000 for the same period of the fiscal year 2020, which was mainly due to investment income from the disposal of our subsidiary.

Interest Income

Interest income for the first half of the fiscal year 2021 was RMB6.2 million (US$1.0 million), representing a 20.1% increase from RMB5.2 million for the same period of the fiscal year 2020, which was primarily due to interest income from a short-term RMB50 million loan to an unrelated third party, which had been fully repaid as of December 31, 2020.

Other Income

Other income for the first half of the fiscal year 2021 was RMB4.5 million (US$0.7 million), compared to RMB4.7 million for the same period of the fiscal year 2020. Other income in these two fiscal years was mainly government grants.

Income Tax Benefit

We recognized income tax benefit of RMB3.4 million (US$0.5 million) for the first half of the fiscal year 2021 due to deferred tax assets generated from net loss, while we recognized income tax benefit of RMB2.8 million for the same period of the fiscal year 2020.

Net Loss

We recognized net loss of RMB13.4 million (US$2.0 million) for first half of the fiscal year 2021, while we recognized net loss of RMB22.6 million for the same period of the fiscal year 2020.

Net Loss Attributable to Puyi’s Shareholders

We recognized net loss attributable to Puyi’s shareholders of RMB13.7 million (US$2.1 million) for the first half of the fiscal year 2021, while we recognized net loss of RMB22.0 million for the same period of the fiscal year 2020.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS for the first half of the fiscal year 2021 was RMB0.227(US$0.035) and RMB0.227 (US$0.035), respectively. We recognized basis and diluted loss per ADS of RMB0.366 and RMB0.366, respectively, for the same period of the fiscal year 2020.

Cash, Cash Equivalents and Restricted Cash

As of December 31, 2020, we had cash, cash equivalents and restricted cash of RMB341.2 million (US$52.3 million), increased from RMB288.9 million as of June 30, 2020.

OPERATING DATA FOR THE FIRST HALF OF THE FISCAL YEAR 2021

Wealth Management Services

For the first half of fiscal year 2021, the total transaction value of publicly raised fund products was RMB7.0 billion (US$1.1 billion), representing a 213.5% period-on-period increase from RMB2.2 billion. The number of clients purchasing publicly raised fund products increased by 87.3%, increasing to 304,000 from 162,000 for the same period of the last fiscal year.

As of December 31, 2020, the outstanding balance of privately raised fund products was RMB6.6 billion (US$1.0 billion), which was basically consistent with RMB6.8 billion as of December 31, 2019.

Asset Management Services

For the first half of fiscal year 2021, we distributed three new actively managed FOFs. The newly-raised capital of our actively managed FOFs totaled RMB294.7 million (US$45.2 million). As of December 31, 2020, the net asset value of our existing actively managed FOFs totaled RMB913.9 million (US$140.1 million), representing a 7.6% increase from RMB849.0 million as of June 30, 2020.

Corporate Structure Update

In December 2020, we sold all of our 51% equity holdings of Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (“Zhonghui”) to an unrelated third party. Zhonghui was engaged in the non-performing loan(s) business. Zhonghui is insignificant to the Company in terms of total asset, revenue and net income compared to those of the Company. The disposal of Zhonghui was due to the reason that we consolidated our resources to mainly focus on the development of wealth management services. Zhonghui has been divested from our consolidated financial statement since December 31, 2020.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s unaudited financial results and business development for the first half of the fiscal year 2021 ended December 31, 2020.

Details for the conference call are as follows:

Date/Time:	Monday, March 29, 2021 at 9:00 PM U.S. Eastern Daylight Time
(Tuesday, March 30, 2021 at 9:00 AM Beijing/Hong Kong Time)

 Conference Title: Puyi Inc. Six Months Ended December 31, 2020 Earnings Call

Conference ID #: 9297930

The conference call will be a Direct Event call, which requires online registration in advance. Please use the link http://apac.directeventreg.com/registration/event/9297930 to complete the online registration at least 15 minutes prior to the commencement of the conference call. You will receive a confirmation email containing the Direct Event Passcode, Registrant ID, list of dial in numbers and a brief description of how to join the call. Please call the dial in number associated with your location of the conference call and follow the relevant instructions to enter the Direct Event Passcode and Registrant ID, then you will join the conference call.

Additionally, a live and archived webcast of the conference call will be available at Puyi’s investor relations website http://ir.puyiwm.com/news-events/events.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first half of fiscal year 2021 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise indicated, all translations from RMB to US$ are made at a rate of RMB6. 5250 to US$1.00, the effective central parity rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

Puyi Inc.

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Tel: +86 20-28866499

Puyi Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(in thousands)

	As of	As of
	June 30,	December 31,	December 31,
	2020	2020	2020
	RMB’000	RMB’000	USD’000
ASSETS:
Current assets:
Cash and cash equivalents	285,924	327,622	50,210
Restricted cash	2,970	13,620	2,087
Accounts receivable, net	39,812	35,819	5,490
Short-term Investments	4,000	-	-
Other receivables	6,376	11,809	1,810
Short-term loans receivable	52,893	-	-
Amount due from related parties	1,247	-	-
Total current assets	393,222	388,870	59,597

Property and equipment, net	4,776	4,853	744
Intangible assets, net	363	2,014	309
Long-term prepayments	1,269	42	6
Deferred tax assets	10,909	12,616	1,933
Right-of-use assets	22,172	22,742	3,486
Total assets	432,711	431,137	66,075

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable	9,037	12,107	1,855
Investors’ deposit	2,970	13,620	2,087
Other payables and accrued expenses	15,755	19,026	2,916
Lease liabilities, current	7,401	8,373	1,283
Income taxes payable	2,637	-	-
Other tax liabilities	9,300	10,500	1,609
Advance receipts	421	-	-
Total current liabilities	47,521	63,626	9,750
Lease liabilities, non-current	14,709	14,382	2,205
Total liabilities	62,230	78,008	11,955

Commitments and contingencies
EQUITY:
Ordinary shares	600	600	92
Additional paid-in capital	224,702	224,694	34,436
Statutory reserves	21,873	22,541	3,455
Retained earnings	120,314	105,968	16,240
Accumulated other comprehensive income	467	(674)	(103)
Total Puyi Inc.’s equity	367,956	353,129	54,120
Non-controlling interests	2,525	-	-
Total equity	370,481	353,129	54,120
Total liabilities and equity	432,711	431,137	66,075

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Loss

(In thousands, except for percentages)

	Six months ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	USD’000	Change (%)
Net Revenues:
Wealth management	57,729	73,188	11,217	26.8%
Asset management	4,625	10,338	1,584	123.5%
Corporate finance	6	-	-	(100%)
Total net revenues	62,360	83,526	12,801	33.9%
Operating costs and expenses:
Cost of sales	(18,915)	(22,106)	(3,388)	16.9%
Selling expenses	(49,205)	(52,333)	(8,020)	6.4%
General and administrative expenses	(29,874)	(38,509)	(5,902)	28.9%
Total operating costs and expenses	(97,994)	(112,948)	(17,310)	15.3%
Loss from operations	(35,634)	(29,422)	(4,509)	(17.4%)
Other income:
Interest income	5,184	6,225	954	20.1%
Investment income	345	1,899	291	450.4%
Other, net	4,747	4,486	688	(5.5%)
Loss before income taxes	(25,358)	(16,812)	(2,576)	(33.7%)
Income tax benefit	2,771	3,438	527	24.1%
Net loss	(22,587)	(13,374)	(2,049)	(40.8%)
Less: net income (loss) attributable to non-controlling interests	(552)	304	47	NA
Net loss attributable to Puyi Inc.’s shareholders	(22,035)	(13,678)	(2,096)	(37.9%)

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Loss (Continued)

(In thousands, except for shares, income per share, income per ADS)

	Six months ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	USD’000
Net loss per share:
Basic and diluted	(0.244)	(0.151)	(0.023)

Net loss per ADS:
Basic and diluted	(0.366)	(0.227)	(0.035)

Weighted average number of shares used in computation:
Basic and diluted	90,472,014	90,472,014	90,472,014

Net loss	(22,587)	(13,374)	(2,049)
Other comprehensive income (loss)	227	(1,141)	(175)
Total Comprehensive loss	(22,360)	(14,515)	(2,224)
Less: Comprehensive income (loss) attributable to the non-controlling interests	(552)	304	47
Comprehensive loss attributable to Puyi Inc.’s shareholders	(21,808)	(14,819)	(2,271)

Puyi Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	USD’000
Net cash used in operating activities	(49,609)	(2,970)	(455)
Net cash provided by (used in) investing activities	(28,912)	56,459	8,653
Net cash provided by financing activities	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	(78,521)	53,489	8,198
Cash, cash equivalents and restricted cash at beginning of period	430,268	288,894	44,275
Effect of exchange rate changes on cash and cash equivalents	1,751	(1,141)	(175)
Cash, cash equivalents and restricted cash at end of period	353,498	341,242	52,298